Exhibit 4.1

EXECUTION VERSION

FIRST AMENDMENT TO RIGHTS AGREEMENT

This FIRST AMENDMENT (this “First Amendment”) is made as of January 30, 2012, to the Rights Agreement, dated as of May 26, 2004 (the “Rights Agreement”), by and between AngioDynamics, Inc., a Delaware corporation (the “Company”), and Registrar and Transfer Company, a New Jersey corporation (the “Rights Agent”).  Capitalized terms used but not herein defined shall have the meanings assigned to them in the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, for as long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Rights Agreement in accordance with the provisions of such section; and

WHEREAS, pursuant to the terms of the Rights Agreement and in accordance with Section 27 thereof, the Company has directed that the Rights Agreement should be amended as set forth in this First Amendment.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth, the Company and the Rights Agent hereby agree to amend the Rights Agreement as follows:

1.   Amendment of the Definition of “Acquiring Person”.  The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is hereby amended and supplemented by (a) deleting the word “or” after subclause (vi) thereof, and (b) adding the following immediately after subclause (vii) thereof:

“(viii) the Stockholders (as defined in the Stockholders Agreement) and any Permitted Transferees (as defined in the Stockholders Agreement) (to the extent such Permitted Transferees would be deemed to Beneficially Own (within the meaning of Section 1(e)(iii) of this Agreement) any Stockholder Shares (as defined in the Stockholders Agreement)), unless the Stockholders or such Permitted Transferees are, alone or together with their Affiliates and Associates, the Beneficial Owners of shares of Common Stock that constitute 15% or more of the shares of Common Stock then outstanding (the “Stockholder Cap”), except that the Stockholder Cap shall exclude (x) the Stockholders Shares and (y) such Stockholder Shares acquired by the Permitted Transferees in accordance with the Stockholders Agreement, in each case, then Beneficially Owned by the Stockholders or such Permitted Transferees so long as (A) Beneficial Ownership of the Stockholder Shares by the Stockholders or such Permitted Transferees constitutes 15% or more of the shares of Common Stock then outstanding and (B) the Stockholders and such Permitted Transferees do not Beneficially Own shares of Common Stock other than the Stockholder Shares, except, in the case of this clause (B), to the extent specifically permitted under the Stockholders Agreement.”

2.   Amendment of the Definition of “Acquisition Transaction”.  The definition of “Acquisition Transaction” set forth in Section 1(b) of the Rights Agreement is hereby amended and supplemented by adding the following at the end thereof:

“; provided, however, that neither (i) the approval, execution, delivery and performance of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby nor (ii) any transfer to a Permitted Transferee (to the extent such Permitted Transferee would be deemed to Beneficially Own (within the meaning of Section 1(e)(iii) of this Agreement) any Stockholder Shares) or any acquisition of Common Stock by any Stockholder or any Permitted Transferee, in each case, to the extent specifically permitted under the Stockholders Agreement shall be deemed an Acquisition Transaction for purposes of this Agreement.”

3.   Addition of the Definition of “Stock Purchase Agreement”.  The following definition is hereby inserted in Section 1 of the Rights Agreement immediately following the definition of “Stock Acquisition Date”:

“Stock Purchase Agreement” means that certain the Stock Purchase Agreement, dated as of January 30, 2012, by and among the Company, AngioDynamics, Inc., a Delaware corporation (“Target”), the stockholders of Target who are, or will be before the closing set forth on the signature pages thereto, solely with respect to, and as specified in, Sections 2.4 and 7.11(b) thereof, the Optionholders who execute joinder agreements thereto, and, solely with respect to, and as specified in, Section 2.6 and Article XII thereof, Avista Capital Partners GP, LLC, in its capacity as sellers’ representative.

4.   Addition of the Definition of “Stockholders Agreement”.  The following definition is hereby inserted in Section 1 of the Rights Agreement immediately following the definition of “Stock Purchase Agreement”:

“Stockholders Agreement” shall mean that certain Stockholders Agreement in substantially the form set forth as Exhibit A to the Stock Purchase Agreement with such changes therein, if any, as are approved by the parties thereto prior to the execution thereof.

5.   Certification of the Appropriate Officer.  The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies, in his or her capacity as an officer on behalf of the Company, to the Rights Agent that (a) he or she is an “officer” of the Company as such term is used in Section 27 of the Rights Agreement and (b) this First Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

6.   Effectiveness.  This First Amendment shall be deemed effective immediately prior to the execution and delivery of the Stock Purchase Agreement.  Except as expressly amended hereby, all of the terms and provisions of the Rights Agreement are and shall remain in full force and effect and shall be otherwise unaffected by this First Amendment.

7.   Governing Law.  This First Amendment shall be deemed to be a contract under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

8.   Counterparts.  This First Amendment may be executed in any number of counterparts and by facsimile and electronic transmission and each of such counterparts shall for all purposes be deemed to be an original, and all of such counterparts shall together constitute one and the same instrument.

9.   Severability.  If any term, provision, covenant or restriction of this First Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this First Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10.   Descriptive Headings.  Descriptive headings of the several sections of this First Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed all as of the day and year first above written.

ANGIODYNAMICS, INC.

By:	/s/ D.J. Gersuk
Name: D.J. Gersuk
Title: CFO

REGISTRAR AND TRANSFER COMPANY

By:	/s/ Nicola Giancaspro
Name: Nicola Giancaspro
Title: Vice President

[Signature Page to First Amendment]